SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A
                                 AMENDMENT NO. 1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             Small Business Issuers
             Under Section 12(b) or 12(g) of the Securities Exchange
                                   Act of 1934


                             SENTRY ACCOUNTING, INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its Charter)


             Florida                                       59-3391244
 --------------------------------                      ----------------------
   (State or other jurisdiction                           (IRS Employer
 of incorporation or organization)                     Identification Number)

321 N. Kentucky Ave., Suite 1, Lakeland, FL                   33801
-------------------------------------------              ----------------


                                 (941) 683-5523
                            -------------------------
                           (Issuer's Telephone Number)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered:            Name of each exchange on which
                                                 each class is to be registered:

            N/A                                               N/A


Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock

PART I

Item 1. DESCRIPTION OF BUSINESS.

INTRODUCTION
------------

     Sentry Accounting, Inc., a Florida corporation (the "company" or "Sentry) provides support services to private and public businesses in need of short or long-term solutions in the areas of administration, accounting and financial services.

BACKGROUND
----------

     Sentry was incorporated in June, 1996 under the name Sentry Communication Services, Inc. for the purpose of selling telephone calling cards and other similar products. Donald R. Mastropietro served as sole director and shareholder of Sentry Communication Services, Inc. until September 30, 1998. In October, 1996, Mr. Mastropietro determined that the telephone calling card business would not be a successful endeavor, so he changed the name and focus of the company and began providing accounting and financial services to various private and public companies. From October 1996 until September 30, 1998, Sentry's revenues came from providing basic bookkeeping and accounting services to individuals, small businesses and start-up businesses. On September 30, 1998, TBC Investments, Inc. purchased 2,000,000 shares of the company's restricted common stock for $200. As the company's common stock has no par value, the purchase price of the 2,000,000 shares was based on an agreed upon figure of $.0001 per share. TBC Investments, Inc. acquired the majority interest in the company to use its name and goodwill developed by the company as a basis for expanding the company into a multi-purpose financial consulting operation covering the central Florida area. Mr. Mastropietro continues to serve as an officer of the company.

     Sentry's total assets and stockholders'  equity as of December 31, 1998 are
both  $5,020.  There  have  been  no  bankruptcies,   receiverships  or  similar
proceedings in this company.

BUSINESS
--------

Sentry currently provides support services to private and public businesses in need of short-term or long-term solutions in the areas of general bookkeeping, payroll and payroll tax services as outlined below:

          General Bookkeeping Services: This area includes (i) the day to day bookkeeping activities of clients who have been in business and need services that extend beyond checkbook maintenance; (ii) start-up bookkeeping for clients who have been in business, but have lost control of their bookkeeping function; and (iii) start-up bookkeeping for clients who are beginning a business and require support to establish a bookkeeping system that can be maintained by the client once full time employees are hired.

          Payroll and Payroll Tax Services: This area includes the preparation of payroll and payroll taxes for the client that does not want to be bothered with the complexities of payroll processing and payroll tax filing.

     During the third quarter of 1998, several of Sentry's clients developed needs outside of the basic bookkeeping services then provided by Sentry. Based on these discussions, the company expects to continue providing these basic bookkeeping and accounting services, but plans to expand its array of services to include financial consulting services, corporate services, data processing services and secretarial services, as outlined below:

          Financial Consulting Services: This area will include compliance services for public companies relating to NASD, SEC, and federal and state reporting requirements, including preparation and EDGAR filing of Forms 10-KSB, 10-QSB, 8-K and other necessary documents. This area will also include preparation and filing of federal and state income tax returns for private and public companies.

          Corporate Services: This area will include assisting clients with initial federal and state registrations, maintaining corporate records, preparation of minutes for shareholders and board of directors meetings, preparation of shareholder mailings, and any other service necessary to insure that the client is current with all corporation requirements.

          Data Processing Services: This area will include start-up services for clients with new or upgraded computer systems, installation and training for new software, preparation of graphs, charts, business cards, letterhead etc., and general on-site data processing support.

          Secretarial Services: This area will include all forms of secretarial and receptionist support services.

     With the increase of new businesses and reporting requirements, start-ups and small businesses are in need of a competitively priced, competent, dependable service provider. Sentry will provide its services efficiently and effectively at a low cost to its business owners.

     On October 15, 1998, the company entered into a consulting agreement with Progressive Ventures International, Inc. to assist the Company in accomplishing its goals. Specific services provided by Progressive included writing the business plan and research and development of the company's marketing strategies. The consulting agreement called for a fee of $4,600; $1,000 of which was paid in cash and $3,600 which was paid by the issuance of the company's common stock at $.03 per share for a total of 120,000 shares.

GROWTH STRATEGY
---------------

     Sentry's strategy is to build its infrastructure to provide the opportunity for "one-stop shopping" for its clients in areas of financial, accounting and administrative services.

     Since October 1996, Sentry has provided services to approximately ten clients in West Central Florida. While Sentry's business is not currently dependent upon one or a few of these clients, there is the possibility that the loss of several of these clients could negatively affect the business. Sentry does not anticipate the loss of any of its clients and further expects that its business will increase due to the associated businesses of its current customer base. It is Sentry's intention to increase its business in the West Central Florida area during 1999. In late 1999, Sentry intends to expand to Orlando and the Bradenton/Sarasota areas that are within a two-hour driving distance and where the company has already provided services on a limited basis. Once these areas are established, Sentry intends to further expand into other larger metropolitan areas of Florida including Jacksonville, Miami and Ft. Lauderdale. Although the company has not yet provided services in these areas, management believes its business will be easily expanded in these areas due to the large number of personal contacts that exist between the company and other unrelated personal and small business service providers.

     The anticipated costs to be incurred during the next twelve months are approximately $155,000. These costs include all operational expenses including sales, marketing and general administrative expenses. Expansions are anticipated to begin on or about April 1, 1999. Sentry will not begin expansion until such time as $15,000 is available to fund advertising and computer equipment purchase.

MARKETING AND ADVERTISING
-------------------------

     Assuming the successful completion of funding, Sentry's marketing strategy consists of three concurrent areas of concentration:

     1. Sentry will aggressively advertise on AM and FM radio stations, and in the local newspapers and business publications. These ads will be geared to the entrepreneur and young business owner in need of support to maintain compliance with all reporting requirements, so the business owner can concentrate on the successful growth of his business.

     2. Sentry will also use direct marketing techniques relying on mailing lists currently available and will use flyer distribution.

     3. Sentry's management believes that a job well done is the best form of advertising and will rely on references from existing clients.

COMPETITION
-----------

     The accounting and financial consulting industries are highly competitive. The company's primary sources of competition include small CPA practices and independent bookkeeping and tax preparation firms. Some of these firms may have substantially greater financial, technical, personnel and other resources than Sentry and may have more established reputations for success. Several of these competitors may have the financial resources necessary to enable them to withstand substantial price competition or downturns in their markets. Accordingly, Sentry's ability to compete will depend on its ability to complete its expansion of services and geographical locations within a timely manner. There can be no assurance that Sentry will be able to compete successfully or that it will be able to successfully enhance its lines of services or adapt them satisfactorily.

SEASONALITY
-----------

     Sentry's  business  is  diversified  and  as  such,   management  does  not
anticipate seasonal up or downturns.

WORKFORCE
---------

     Sentry's management currently consists of two employees. While no plan has been established about future hires, management believes that most of its workforce will be leased from established employee leasing firms or will be performed by consultants.

TRADEMARKS
----------

     The Company has no registered trademarks or tradenames.

GOVERNMENT REGULATION
---------------------

     State and Local Regulations. The company is subject to state, county and city licensing requirements, taxes and other local standards as may be required.

     Other. The company is subject to regulation under the Americans with Disabilities Act (the "ADA"), the Civil Rights Act of 1964, as amended, and the Occupational Safety and Health Act. The company's offices will comply with the ADA.

INSURANCE COVERAGE
------------------

     The company intends to maintain comprehensive liability and general liability insurance to insure its assets and operations subject to a $10,000 deductible per occurrence. The company also intends to maintain property insurance subject to a $5,000 deductible per occurrence with a cap of $1 million. Sentry does not maintain errors and omissions insurance.

Item 2. MANAGEMENT'S DICSUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The company has met its cash requirements to date through funds derived from operations. It is believed that the company will be able to continue meeting its cash requirements through funds derived from operations until it initiates its complete business plan which includes an expansion of operations within West Central Florida. It is anticipated that this expansion will begin in the third quarter 1999, at which time approximately $15,000 of additional funds will be required to pay for advertising and to acquire additional computer equipment. It is anticipated that these funds will be raised through debt financing. Discussions have been held with two potential funding sources. After completion of this debt funding, the company anticipates meeting its cash requirements from operations, however, there can be no assurance that the company will be able to raise the required funds to facilitate the expansions proposed. The company has no plan to spend funds for any product research or research and development. The company does not anticipate the sale or purchase of plant or significant equipment other than the computer equipment discussed above. The company intends to lease its employees from an established employee-leasing firm and does not expect to hire any significant number of employees during the next twelve months. Based on the company's financial projections, cash requirements for operational expenses and capital acquisitions for the next twelve months are approximately $170,000.

     As of December 31, 1998, Sentry had cash totaling $989. Over the next twelve months, it is anticipated that Sentry will incur operating expenses, including salaries, of approximately $155,000 that it believes will be provided through operational revenue. The company will be required to again raise funds of approximately $25,000 as it begins its expansion outside of the West Central Florida market. The company anticipates these funds to be raised through equity financing from a private individual, although no commitment has been obtained. There can be no assurance that funds from operations and outside sources will be sufficient in the near term or that conditions and circumstances herein may result in additional cash requirements by the company just to sustain operations. In the event of such developments, obtaining financing under such conditions may not be possible, or even if additional capital may be otherwise available, the terms on which such capital may be available may not be commercially feasible or advantageous.


Item 3. PROPERTIES.

     The company's corporate office is located at 321 N. Kentucky Avenue, Suite 1, Lakeland, Florida 33801 and is provided at no charge to the company by the company's President. Management believes this facility is adequate for its current level of operations.

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

                                                            Amount
                         Name and Address                 Beneficially          Percent
Title of Class               of Owner                        Owned              of Class
--------------               --------                        -----              --------
Common                 Teresa B. Crowley,
                       Chairman, Chief Exec.
                       Officer, President and
                       Secretary
                       321 N. Kentucky Avenue, #1
                       Lakeland, FL  33801                 2,000,000*           80.2890%

Common                 Donald R. Mastropietro,
                       Vice President
                       321 N. Kentucky Avenue, #1
                       Lakeland, FL  33801                     1,000            00.0004%


All Officers and Directors
As a Group (2 persons)                                     2,001,000            80.2894%



* Held in the name of TBC Investments, Inc., a Florida corporation solely owned by Teresa B. Crowley.

     Neither the officers nor director, nor the security holder listed above, owns any warrants, options or rights.


Item 5. DIRECTORS AND EXECUTIVE OFFICERS.

Teresa B. Crowley - Chairman, Chief Executive Officer, President and Secretary
------------------------------------------------------------------------------

     Ms. Crowley has served as Chairman, Chief Executive Officer, President and Secretary of Sentry Accounting, Inc. since September 30, 1998, at which time she purchased control of Sentry. Ms. Crowley also currently serves as co-founder, Vice-President and Director of Peerless Consultants, Inc., a privately owned, Florida corporation specializing in financial and public company consulting since March, 1996. From January, 1995 to December, 1996, Ms. Crowley served as Secretary of Technology Holdings. She served as Secretary and Director of Treasure Rockhound Ranches, Inc. from August 1993 to December 1996. Previously, Ms. Crowley served as Secretary of EVRO Corporation, parent company of Technology Holdings, from October 19, 1992 until her resignation on March 14, 1995. On March 14, 1995, she was elected as Assistant Secretary of the Company and served in that capacity until her resignation on May 31, 1995. Ms. Crowley has worked as a consultant to publicly and privately owned companies, assisting them with organizational structure, corporate filings, staffing and policy/procedures implementation. There is no key man insurance on the life of Ms. Crowley.

Donald R. Mastropietro - Vice President and Treasurer
-----------------------------------------------------

     Mr. Mastropietro has served as Vice President and Treasurer of Sentry Accounting, Inc. since September 30, 1998. From inception to that date, Mr. Mastropietro was sole owner, Chairman, Chief Executive Officer, President, Secretary and Treasurer of the company. Mr. Mastropietro also is Director, Chief Financial Officer, Treasurer and Executive Vice President of Treasure Rockhound Ranches, Inc., an owner/operator of RV parks and has served in that capacity since February 1993. From October 1972 until February 1993, Mr. Mastropietro held several positions with Teltronics, Inc., a publicly held company which manufactures equipment for the telecommunications industry, his last position being that of Chief Financial Officer, Treasurer and Vice President. In these positions, Mr. Mastropietro has either performed or supervised all day-to-day financial activities including bookkeeping, payroll preparation, payroll tax filings, preparation of financial statements and the filing of same with the Commission. Mr. Mastropietro graduated from Ohio Northern University with a degree in Business Administration with a concentration in accounting. There is no key man insurance on the life of Mr. Mastropietro.


Item 6. EXECUTIVE COMPENSATION.

Name of Individual               Capacity                    Year First Elected
------------------               --------                    ------------------

Teresa B. Crowley                President                          1998
Donald R. Mastropietro           Vice President                     1996

     Ms. Crowley is employed by the company at an annual salary of $48,000 beginning in January, 1999. In 1998, Ms. Crowley received $3,000. Ms. Crowley does not have an employment agreement with the company.

     Mr. Mastropietro is employed by the company at an annual salary of $40,000 beginning in January, 1999. In 1996, Mr. Mastropietro received no compensation. In 1997 and 1998, Mr. Mastropietro received $12,650 and $10,500 respectively. Mr. Mastropietro does not have an employment agreement with the company.

     Sentry's directors are not compensated and the company has no compensation plan for its directors. The company's directors are elected by the shareholders at an annual meeting. The last annual meeting was held on April 7, 1998 at which time one of the two available seats was filled by Mr. Mastropietro. On September 30, 1998, by unanimous vote of the board, Ms. Crowley was added to the board to serve until the next annual meeting or until her successor was duly qualified and Mr. Mastropietro resigned.

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The control shareholder of the company is TBC Investments, Inc. TBC Investments, Inc. is a private investment corporation, solely owned by Teresa B. Crowley, organized for the purposes of making investments in small businesses. Ms. Crowley also serves as the Chairman, President, Chief Executive Officer and Secretary of Sentry.

     Currently, Sentry has no policy regarding entering into future transactions with affiliates and intends that any future transactions with affiliates would be on the same terms and conditions as with a non-affiliated party.

Item 8. DESCRIPTION OF SECURITIES.

     The company is authorized to issue 50,000,000 shares of no par value common stock. The holders of each share are entitled to one vote for each share held, and are entitled to dividends when and as declared by the Board of Directors. At December 30, 1998, common shares issued and outstanding totaled 2,491,000. The company has not paid and does not anticipate paying dividends in the future on its common stock.


PART II

Item 1. LEGAL PROCEEDINGS.

     The company does not currently have nor are there any anticipated or threatened lawsuits.

Item 2. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The  company  anticipates  that its common  stock will be listed on the OTC
Bulletin Board. To date, the company has not obtained a symbol and there has been no trading activity.

     The company has approximately 26 shareholders of record.

     The company has not paid, nor does it anticipate paying dividends in the foreseeable future.

Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     None.

Item 4. RECENT SALES OF UNREGISTERED SECURITIES.

     The following securities were sold in reliance upon Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. The company kept 100% of the proceeds from the sale of securities and no underwriters were used and no commissions or discounts were paid.


ISSUE                        NO. OF
DATE            TITLE        SHARES        SHARES ISSUED TO             CONSID.       AMOUNT
----            -----        ------        ----------------             -------       ------
11/12/98        Common      93,500         Stacy L. Bagley              Cash          $2,875
11/12/98        Common      94,000         Harold C. Bray               Cash           2,925
11/12/98        Common       1,000         Raymond J. Carapella         Cash             100
11/12/98        Common         500         Eugene Cassidy               Cash              50
11/12/98        Common         500         David Covey                  Cash              50
11/12/98        Common       1,000         Sharon Coykendall            Cash             100
11/12/98        Common       1,000         Joy B. Day                   Cash             100
11/12/98        Common       2,000         Jerry Diamond                Cash             200
11/12/98        Common         500         Richard J. Diamond           Cash              50
11/12/98        Common         500         Edward Forsythe              Cash              50
11/12/98        Common         500         James Garland                Cash              50
11/12/98        Common       1,000         Richard T. Grimes            Cash             100
11/12/98        Common       1,000         Allen Hardy                  Cash             100
11/12/98        Common       1,000         Ricky A. Howe                Cash             100
11/12/98        Common       1,000         Kathleen Lewis               Cash             100
11/12/98        Common       1,000         James Mastropietro           Cash             100
11/12/98        Common      85,000         Melan Properties, Inc.       Cash           2,550
11/12/98        Common     120,000         Progressive Ventures         Services       3,600
11/12/98        Common       1,500         Mario Scarpa                 Cash             150
11/12/98        Common         500         Nancy Schwartz               Cash              50
11/12/98        Common      80,000         Janet Tucker                 Cash           3,100
11/12/98        Common         500         Betty Verplanck              Cash              50
11/12/98        Common       1,000         William J. Hoge, Jr.         Cash             100
11/12/98        Common       1,500         Terry N. Williams            Cash             150


     Mr. Mastropietro was issued 1,000 restricted common shares of the company in April 1996 as founder shares which he purchased for $100. TBC Investments, Inc. purchased 2,000,000 restricted common shares of the company in October 1998 as control shares for $200.

     Sentry Accounting, Inc. had two offerings under Rule 504; the first offering was from October 16, 1998 through October 28, 1998 for $10,200 at $.03 per share and the second offering was from November 2, 1998 to November 10, 1998 for $5,000 at $.10 per share. All shares available under the first offering were sold for a total of $10,200; however, only $3,000 was raised under the second offering for an aggregate of $13,200. The company inadvertently failed to file a Form D on its first offering and filed a single Form D after the second offering which included all funds raised under both offerings. Of the 23 investors who participated in the offerings, seven were accredited and 16 were non-accredited.

All investors were provided an investment package that included a detailed subscription agreement detailing the company's business plan and other corporate information, a purchaser questionnaire and current financial statements. All investors were encouraged to speak directly with the company's officers to answer any questions or to ask to inspect any other corporate documents.

     Progressive Ventures International, Inc. received a total of 120,000 shares of the company's common stock issued pursuant to Rule 504 in exchange for services rendered under a consulting agreement dated October 15, 1998. To assist the company in accomplishing its goals, Progressive provided specific services including writing the business plan and research and development of the marketing and advertising goals of the company. The consulting agreement called for a fee of $4,600; $1,000 of which was paid in cash and $3,600 which was paid by the issuance of the company's common stock at $.03 per share for a total of 120,000 shares.

     The principals of the two business entities listed in the above table are as follows: C. R. Kenner is President, Secretary and sole director of Melan Properties, Inc. and Richard J. Diamond is President, Secretary and sole director of Progressive Ventures International, Inc.

Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Florida law permits the indemnification of officers and directors who, while acting in good faith, on behalf of the corporation, are made a party to or are threatened in an action as a result thereof.

     The Articles of Incorporation of the company provide that "if in the judgment of a majority of the entire Board of Directors (excluding from such majority any director under consideration for indemnification), the criteria set forth in 607.0850(1) or (2), Florida Statutes, as then in effect, have been met, then the corporation shall indemnify any director, officer, employee, or agent thereof, whether current or former, together with his or her personal representatives, devisees or heirs, in the manner and to the extent contemplated by 607,0850, as then in effect, or by any successor law thereto."

                             SENTRY ACCOUNTING, INC
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

                                TABLE OF CONTENTS

                                                                 Page
                                                             --------------


Accountants' Report                                               F-1


Balance Sheet                                                     F-2


Statement of Operations                                           F-3


Statement of Changes in Stockholders' Equity                      F-4


Statement of Cash Flows                                           F-5


Notes to Financial Statements                                     F-6

                               GUIDA & JIMENEZ, PA
                          CERTIFIED PUBLIC ACCOUNTANTS
                             1308 West Sligh Avenue
                              Tampa, Florida 33604






               Report of Independent Certified Public Accountants




To the Board of Directors
Sentry Accounting, Inc
Lakeland, Florida


We have audited the accompanying balance sheet of Sentry Accounting, Inc. as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sentry Accounting, Inc. at December 31, 1998 and the results of operations and its cash flow for each of the years in the two-year period ended December 31, 1998, in conformity with generally accepted principles.



/s/  Guida & Jimenez
--------------------
Guida & Jimenez
Tampa, Florida
January 29, 1999

                            SENTRY ACCOUNTING, INC.
                                 BALANCE SHEET
                               December 31, 1998



                                   ASSETS

Cash                                                                   $    989
Other receivables
                                                                            637
Prepaid expenses                                                          1,900
                                                                       --------
  Total current assets                                                    3,526

Deferred taxes - noncurrent
 (net of valuation allowance of $304)                                     1,494
                                                                       --------

                               TOTAL ASSETS                            $  5,020
                                                                       ========



                            STOCKHOLDERS' EQUITY


Common stock, no par value, 50,000,000 shares authorized,
2,491,000 shares issued and outstanding                                  85,500
Accumulated deficit                                                     (80,480)
                                                                       --------
                                                                          5,020
                                                                       --------

                 TOTAL STOCKHOLDERS' EQUITY                            $  5,020
                                                                       ========

                See accompanying notes and accountants' report.

                            SENTRY ACCOUNTING, INC.
                            STATEMENT OF OPERATIONS
                     Years ended December 31, 1998 and 1997

                                                       1998             1997
                                                     ---------        ---------

Revenue                                              $  23,000        $  15,072

General & Administrative Expenses                      100,465           21,640
                                                     ---------        ---------

Operating Loss                                         (77,465)          (6,568)

Other Income/Expenses
  Interest Expense                                         (65)            --
  Loss on Sale of Stock                                   --             (2,017)
                                                     ---------        ---------

Net Loss Before Tax Benefit                            (77,530)          (8,585)

Income Tax Benefit                                      (1,216)            (916)
                                                     ---------        ---------

Net Loss                                             $ (76,314)       $  (7,669)
                                                     =========        =========


                 See accompanying nots and accountants' report.



                                         SENTRY ACCOUNTING, INC.
                                    STATEMENT OF STOCKHOLDERS' EQUITY
                           From Inception (June 21, 1996) To December 31, 1998


                                                                                   Retained
                                                   Common Stock                    Earnings
                                           -----------------------------         (Accumulated
                                             Shares             Amount              Deficit)              Total
                                           ---------           ---------           ---------            ---------

BALANCE, December 31, 1996                     1,000                 100               3,503                3,603

Net loss                                        --                  --                (7,669)              (7,669)
                                           ---------           ---------           ---------            ---------

BALANCE, December 31, 1997                     1,000                 100              (4,166)              (4,066)

Private sale of shares                     2,000,000              68,600                --                 68,600
Reg. D, Rule 504 Offering:
  For services rendered                      120,000               3,600                --                  3,600
  For shares sold                            370,000              13,200                --                 13,200
Net loss                                        --                  --               (76,314)             (76,314)
                                           ---------           ---------           ---------            ---------

BALANCE, December 31, 1998                 2,491,000           $  85,500           $ (80,480)           $   5,020
                                           =========           =========           =========            =========

                               See accompanying notes and accountants' report.

                                                       F-4

                            SENTRY ACCOUNTING, INC.
                            STATEMENT OF CASH FLOWS
                     Years ended December 31, 1998 and 1997


                                                            1998         1997
                                                          --------     --------
OPERATING ACTIVITIES
     Cash received from clients                           $ 24,050     $ 14,023

     Cash paid to:
        Suppliers and employees                            (36,425)     (15,810)
        Lenders                                                (65)        --
        Taxing authorities                                    --           (745)
                                                          --------     --------
        Net Cash Provided by (Used by)
          Operating Activities                             (12,440)      (2,532)
                                                          --------     --------

INVESTING ACTIVITIES
     Proceeds from sale of marketable securities              --          2,358
                                                          --------     --------
        Net Cash Provided by (Used by)
          Investing Activities                                --          2,358
                                                          --------     --------

FINANCING ACTIVITIES
     Sale of capital stock                                  13,400         --
                                                          --------     --------
        Net Cash Provided by (Used by)
          Financing Activities                              13,400         --
                                                          --------     --------

     Net Increase (Decrease) in Cash                           960         (174)

Cash at Beginning of Period                                     29          203
                                                          --------     --------

Cash at End of Period                                     $    989     $     29
                                                          ========     ========





                See accompanying notes and accountants' report.

                            SENTRY ACCOUNTING, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998


NOTE 1:  ORGANIZATION AND HISTORY

Sentry Accounting, Inc., a Florida corporation ("Sentry" or the "Company") was incorporated on June 21, 1996, by Donald R. Mastropietro, its sole shareholder. Sentry, formerly known as Sentry Communication Services, Inc., was formed for the purpose of selling telephone calling cards and other similar products. In October 1996, it was determined that the telephone calling card business would not be a successful endeavor. In light of this fact, the Company changed its name and its focus and began providing accounting and financial services to various private and public companies. From October 1996 until the present, Sentry's sole form of revenue has been derived from providing accounting services. On September 30, 1998, Sentry issued 2,000,000 shares of its common stock in exchange for a 30 day, non-interest-bearing promissory note totaling $200 to TBC Investments, Inc ("TBC"), which was paid in full in October, 1998.


NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Sentry Accounting, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

                            Cash and Cash Equivalents
                            -------------------------

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

                      Amortization of Organizational Costs
                      ------------------------------------

The costs of organizing and preparing the Company to execute its business objectives are expensed as incurred under SOP 98-5.

                                  Income Taxes
                                  ------------

Deferred income taxes are provided for temporary  differences  between financial
statement  and  income  tax  reporting,   primarily  from  temporary  deductible
differences and net operating loss carryforwards.

                            SENTRY ACCOUNTING, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998



NOTE 3:  COMMON STOCK

The Company has 50,000,000 shares of common stock authorized with no par value, of which 2,491,000 shares have been issued as of December 31, 1998.

The stockholder's equity section reflects the initial issuance of 1,000 shares of common stock, which were issued to Donald R. Mastropietro for a consideration of $100. On September 30, 1998, 2,000,000 shares of common stock were sold to TBC Investments, Inc. at a substantial discount for $200. $68,400 representing the discount was recorded to compensation expense for 1998.

In October and November 1998 the Company conducted two stock offerings covered under Regulation D, Rule 504. The Company's first offering, which took place during the period from October 16 through October 28, 1998, consisted of 340,000 shares of common stock at $0.03 per share totaling $10,200. The Company's second offering, which took place during the period from November 2 through November 10, 1998, consisted of 30,000 of common stock at $0.10 per share totaling $3,000.

On October 15, 1998, the Company entered into a consulting agreement with Progressive Ventures International, Inc. ("Progressive"), whereby Progressive would perform certain consulting services for the Company in exchange for a fee of $4,600. Payment for said fee was made by the payment of $1,000 in cash and the issuance of 120,000 shares of common stock at $0.03 per share, issued pursuant to regulation D, Rule 504. Said issuance was made as a part of the Company's first offering which took place during the period from October 16 through October 28, 1998. Of the $3,600, $2,300 had been invoiced by Progressive by December 31, 1998, leaving a prepaid expense balance of $1,300 as reflected on the accompanying Balance Sheet.





                      (This space intentionally left blank)

                            SENTRY ACCOUNTING, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998


NOTE 4:  INCOME TAXES


Net deferred tax assets in the accompanying balance sheet includes the following components:

         Net operating loss carryforward - 1997                    $   204
         Net operating loss carryforward - 1998                      1,216
         Temporary deductible differences                              378
                                                                   -------
         Total deferred tax asset                                    1,798
         Less: valuation allowance                                    (304)
                                                                   -------
         Net deferred tax asset                                    $ 1,494
                                                                   =======

The Company's net operating losses available for carryforward to offset future taxable income for income tax reporting purposes expire in the years 2018 and 2019.

PART III

Item 1. INDEX TO EXHIBITS.

Exhibit                    Description of Document
-------                    -----------------------

3(i)              Articles of Incorporation filed June 27, 1996.*

3(ii) Articles of Amendment to the Articles of Incorporation filed November 25, 1996.*

3(iii)            Bylaws.*

10.0 Consulting Agreement between Sentry Accounting, Inc. and Progressive Ventures International, Inc. dated October 15, 1998.**

23.0              Consent of Accountants.*

27.0              Financial Data Schedule.*

99.0              Stock Certificate, Form of.*

*     Previously submitted.
**    Submitted herewith.

Item 2. DESCRIPTION OF EXHIBITS.

     The required exhibits are attached hereto, as noted in Item 1 above.



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             SENTRY ACCOUNTING, INC.


Date:    May 3, 1999                         By:  /s/ Teresa B. Crowley
       --------------                             ------------------------------
                                                  Teresa B. Crowley, President

                                     Page 12